Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 497 1128

30 September 2013

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Cancellation of shares

In relation to the on-market buy-back program announced on 23 May 2013, James Hardie Industries plc (JHIplc) advises that:

•	221,000 JHIplc shares represented by CUFS that were bought back by JHIplc between 1 July 2013 and 30 September 2013 have been cancelled effective 30 September 2013;

•	the total amount paid by JHIplc to buy back the CUFS representing the cancelled JHIplc shares was A$1,993,066; and

•	all of the securities bought by JHIplc under the buy-back were CUFS (with each of the CUFS representing one share in the capital of JHIplc).

As a result of this cancellation, the number of CUFS issued and quoted on the ASX as at the close of business on 30 September 2013 is now 442,464,722.

Yours faithfully

Marcin Firek

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, US), Brian Anderson (USA), David Harrison (USA), Alison Littley (United Kingdom), James Osborne, Donald McGauchie (Australia), Rudy van der Meer (Netherlands).

Chief Executive Officer: Louis Gries (US)

Company number: 485719